UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

RedHill Biopharma LTD.

(Name of Issuer)

American Depositary Shares (“ADSs”), one of which represents 10 Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

757468103

(CUSIP Number)

December 27, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 757468103	SCHEDULE 13G	Page 2 of 5

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EMC2 Fund Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Citizenship or Place of Organization The Bahamas
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,195,123 ADSs (*)(**)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,195,123 ADSs
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,195,123 ADSs
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 11.87% (***)
12	Type of Reporting Person (See Instructions) OO

(*) See Item 4 below.

(**) Includes 731,708 ADSs of the Issuer issuable upon the exercise of warrants.

(***) The percentage reported in this Schedule 13G is calculated based on the number of 184,872,354 Ordinary Shares outstanding immediately after the direct registered offering to which this Schedule 13G relates and the concurrent underwritten public offering, after partial exercise by the underwriters of their option, as reported in the Issuer’s prospectus filed with the U.S. Securities and Exchange Commission on December 23, 2016 and the Issuer’s 6-K filed with the U.S. Securities and Exchange Commission on January 3, 2017.

CUSIP No. 757468103	SCHEDULE 13G	Page 3 of 5

Item 1.

(a)     Name of Issuer:

RedHill Biopharma LTD.

(b)     Address of Issuer’s Principal Executive Offices:

21 Ha’arba’a Street

Tel Aviv 64739

Israel

Item 2.

(a)     Name of Person Filing:

EMC2 Fund Ltd.

(b)     Address of Principal Business Office or, if none, Residence:

Bayside Executive Park

Building No. 1

West Bay Street

PO Box SP-63131

Nassau

The Bahamas

(c)     Citizenship:

EMC2 Fund Ltd. is a limited company formed under the laws of The Bahamas.

(d)     Title of Class of Securities:

ADSs, one of which represents ten (10) Ordinary Shares, par value NIS 0.01 per share.

(e)     CUSIP Number:

757468103

CUSIP No. 757468103	SCHEDULE 13G	Page 4 of 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)     Amount beneficially owned:

2,195,123 ADSs (**)

(b)     Percent of class:

11.87% (***)

(c)     Number of shares as to which the person has:

(i)     Sole power to vote or to direct the vote:

2,195,123 ADSs (**)

(ii)    Shared power to vote or to direct the vote:

0

(iii)    Sole power to dispose or to direct the disposition of:

2,195,123 ADSs (**)

(iv)    Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 757468103	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2017

EMC2 FUND LTD.

By:	Mehi River Corp., its director

By:	/s/ Mark Richford
Name: Mark Richford
Title: Director

By:	/s/ Shakira Burrows
Name: Shakira Burrows
Title: Director